Exhibit 99.1

ASUR Reports 4Q23 Financial Results

Total passenger traffic in 4Q23 increased 1.1% YoY

Mexico City, February 26, 2024 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and twelve-month month periods ended December 31, 2023.

4Q23 Highlights1

Table 1: Financial & Operational Highlights [1]
	Fourth Quarter		% Chg
	2022	2023
Financial Highlights
Total Revenue	7,273,564	6,876,941	(5.5)
Mexico	5,503,745	5,113,019	(7.1)
San Juan	1,094,690	1,065,015	(2.7)
Colombia	675,129	698,907	3.5
Commercial Revenues per PAX	111.6	119.0	6.6
Mexico	136.7	142.1	4.0
San Juan	146.5	133.7	(8.8)
Colombia	34.9	44.0	26.1
EBITDA	4,427,089	4,171,453	(5.8)
Net Income	2,749,751	2,617,143	(4.8)
Majority Net Income	2,561,220	2,537,108	(0.9)
Earnings per Share (in pesos)	8.5374	8.4570	(0.9)
Earnings per ADS (in US$)	5.0460	4.9985	(0.9)
Capex	1,474,864	707,723	(52.0)
Cash & Cash Equivalents	13,174,991	15,691,846	19.1
Net Debt	2,029,770	(3,467,076)	n/a
Net Debt/ LTM EBITDA	0.1	(0.2)	n/a
Operational Highlights
Passenger Traffic
Mexico	10,552,042	10,986,641	4.1
San Juan	2,595,997	2,920,579	12.5
Colombia	4,457,929	3,884,480	(12.9)

•	Total passenger traffic increased 1.1% year-over-year. By country of operations, 4Q23 passenger traffic showed the following YoY variations:
•	Mexico: increased by 4.1%, reflecting increases of 3.4% in domestic traffic and 4.8% in international traffic.
•	Puerto Rico (Aerostar): increased by 12.5%, resulting from increases of 10.7% and 31.0% in domestic and international traffic, respectively.
•	Colombia (Airplan): decreased 12.9%, reflecting a 16.2% decrease in domestic traffic mainly driven by the suspension of operations of Viva Air and Ultra Air in 1Q23 and a 2.3% increase in international traffic.
•	Revenues declined 5.5% year-over-year to Ps.6,876.9 million. Excluding construction revenue, revenue increased 4.8% compared to 4Q22.
•	Consolidated commercial revenue per passenger at Ps.119.0 million.
•	Consolidated EBITDA declined 5.8% year-over-year to Ps.4,171.4 million.
•	Adjusted EBITDA margin (excluding the effect of IFRIC 12) at 67.7% from 75.3% in 4Q22.
•	Excluding other non-recurring income in 4Q22, EBITDA increased 1.1% YoY and Adjusted EBITDA margin declined 2.5 percentage points versus the 7.6 percentage point reported decrease.
•	Cash and equivalents at year-end of Ps.15,691.8 million with Net Debt to EBITDA LTM ratio negative 0.2x.

4Q23 Earnings Call

Date & Time: Tuesday, February 27, 2024, at 10:00 AM US ET; 9:00 AM Mexico City time

Dial-in: 1-877-407-4018 (Toll-Free) and 1-201-689-8471 (International)

Access Code: 13744137

Replay: Tuesday, February 27, 2024, at 2:00 PM US ET, ending at 11:59 PM US ET on Tuesday, March 5, 2024. Dial-in: 1-844-512-2921 (Toll-Free); 1-412-317-6671 (International).

Access Code: 13744137

1 Unless otherwise stated, all financial figures discussed in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and twelve-month periods ended December 31, 2023, and the equivalent three- and twelve-month periods ended December 31, 2022. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps. 16.9190 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP.227.9200 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 18 of this report.

ASUR 4Q23 Page 1 of 26

Passenger Traffic

During 4Q23, ASUR's total passenger traffic increased 1.1% year-over-year to 17.8 million.

Total passenger traffic in Mexico increased 4.1% year-over-year to 11.0 million in 4Q23, driven by increases of 3.4% and 4.8% in domestic and international traffic.

In Puerto Rico, total passenger traffic increased 12.5% year-over-year to 2.9 million in 4Q23, reflecting increases of 10.7% in domestic traffic and 31.0% in international traffic.

Total passenger traffic in Colombia for 4Q23 declined 12.9% year-over-year to 3.9 million passengers, driven by a 16.2% decrease in domestic traffic, mainly reflecting the suspension of Viva Air and Ultra Air operations since 1Q23. International traffic increased by 2.3% in the period.

On page 20 of this report, you will find the tables with detailed information on passenger traffic for each airport.

Table 2: Passenger Traffic Summary
	Third Quarter		% Chg	Twelve-Months		% Chg
	2022	2023		2022	2023
Total Mexico	10,552,042	10,986,641	4.1	39,523,958	43,467,984	10.0
- Cancun	7,944,397	8,133,771	2.4	30,342,961	32,750,413	7.9
- 8 Others Airports	2,607,645	2,852,870	9.4	9,180,997	10,717,571	16.7
Domestic Traffic	5,331,517	5,513,431	3.4	18,700,737	21,272,863	13.8
- Cancun	3,029,172	2,988,425	(1.3)	10,705,897	11,842,217	10.6
- 8 Others Airports	2,302,345	2,525,006	9.7	7,994,840	9,430,646	18.0
International traffic	5,220,525	5,473,210	4.8	20,823,221	22,195,121	6.6
- Cancun	4,915,225	5,145,346	4.7	19,637,064	20,908,196	6.5
- 8 Others Airports	305,300	327,864	7.4	1,186,157	1,286,925	8.5
Total San Juan, Puerto Rico	2,595,997	2,920,579	12.5	10,310,990	12,197,553	18.3
Domestic Traffic	2,362,686	2,614,963	10.7	9,404,031	10,919,299	16.1
International traffic	233,311	305,616	31.0	906,959	1,278,254	40.9
Total Colombia	4,457,929	3,884,480	(12.9)	16,506,196	14,895,709	(9.8)
Domestic Traffic	3,661,752	3,070,354	(16.2)	13,718,590	11,920,378	(13.1)
International traffic	796,177	814,126	2.3	2,787,606	2,975,331	6.7
Total traffic	17,605,968	17,791,700	1.1	66,341,144	70,561,246	6.4
Domestic Traffic	11,355,955	11,198,748	(1.4)	41,823,358	44,112,540	5.5
International traffic	6,250,013	6,592,952	5.5	24,517,786	26,448,706	7.9
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Table 3: % YoY Change in Passenger Traffic 2023 & 2022

Region	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	TOTAL
Mexico	33.6%	25.6%	11.8%	9.8%	6.8%	10.3%	7.8%	5.9%	2.7%	4.1%	3.8%	4.5%	10.0%
Domestic Traffic	35.0%	29.3%	20.1%	16.8%	13.9%	19.0%	13.3%	13.0%	9.0%	8.6%	3.0%	(1.1%)	13.8%
International Traffic	32.4%	22.9%	6.2%	4.2%	0.1%	3.0%	3.0%	(1.3%)	(4.8%)	(1.2%)	4.6%	9.6%	6.6%
Puerto Rico	37.8%	20.5%	9.3%	6.5%	15.5%	22.3%	26.7%	23.2%	24.1%	16.8%	10.4%	11.2%	18.3%
Domestic Traffic	36.8%	18.1%	6.4%	3.0%	12.6%	20.5%	24.7%	21.8%	22.0%	14.5%	8.6%	9.6%	16.1%
International Traffic	49.6%	50.3%	47.9%	49.9%	50.0%	36.4%	41.7%	37.4%	46.4%	40.0%	27.8%	27.2%	40.9%
Colombia	16.6%	21.7%	(9.1%)	(18.2%)	(14.2%)	(19.8%)	(16.7%)	(13.0%)	(13.7%)	(18.8%)	(9.0%)	(10.8%)	(9.8%)
Domestic Traffic	10.5%	16.8%	(12.2%)	(21.2%)	(16.5%)	(22.9%)	(20.0%)	(15.7%)	(17.6%)	(22.8%)	(11.4%)	(14.2%)	(13.1%)
International Traffic	50.8%	51.3%	9.1%	(2.7%)	(2.9%)	(4.9%)	(1.8%)	(0.5%)	5.2%	0.5%	2.0%	4.0%	6.7%
Total	29.8%	23.9%	6.7%	2.7%	3.2%	4.5%	4.9%	3.8%	0.8%	(0.4%)	1.6%	1.8%	6.4%
Domestic Traffic	26.6%	22.4%	6.0%	1.2%	4.1%	5.0%	5.2%	5.8%	2.1%	(0.8%)	(0.4%)	(2.8%)	5.5%
International Traffic	34.9%	26.0%	7.6%	4.9%	1.6%	3.8%	4.3%	0.4%	(1.7%)	0.5%	5.1%	9.6%	7.9%

ASUR 4Q23 Page 2 of 26

Review of Consolidated Results

Table 4: Summary of Consolidated Results
	Fourth Quarter		% Chg	Twelve - Months		% Chg
	2022	2023		2022	2023
Total Revenues	7,273,564	6,876,941	(5.5)	25,313,882	25,821,644	2.0
Aeronautical Services	3,708,485	3,844,013	3.7	14,072,517	15,223,096	8.2
Non-Aeronautical Services	2,172,375	2,316,821	6.6	8,548,671	9,295,915	8.7
Total Revenues Excluding Construction Revenues	5,880,860	6,160,834	4.8	22,621,188	24,519,011	8.4
Construction Revenues	1,392,704	716,107	(48.6)	2,692,694	1,302,633	(51.6)
Total Operating Costs & Expenses	3,679,168	3,229,678	(12.2)	10,961,965	10,578,119	(3.5)
Other Revenues	300,384		n/a	346,232		n/a
Operating Profit	3,894,780	3,647,263	(6.4)	14,698,149	15,243,525	3.7
Operating Margin	53.5%	53.0%	(51 bps)	58.1%	59.0%	97 bps
Adjusted Operating Margin [1]	66.2%	59.2%	(703 bps)	65.0%	62.2%	(280 bps)
EBITDA	4,427,089	4,171,453	(5.8)	16,211,018	17,060,613	5.2
EBITDA Margin	60.9%	60.7%	(21 bps)	64.0%	66.1%	203 bps
Adjusted EBITDA Margin [2]	75.3%	67.7%	(757 bps)	71.7%	69.6%	(208 bps)
Net income	2,749,751	2,617,143	(4.8)	10,645,924	10,675,944	0.3
Net majority income	2,561,220	2,537,108	(0.9)	9,986,548	10,203,713	2.2
Earnings per Share	8.5374	8.4570	(0.9)	33.2885	34.0124	2.2
Earnings per ADS in US$	5.0460	4.9985	(0.9)	19.6752	20.1031	2.2

Total Commercial Revenues per Passenger [3]	111.6	119.0	6.6	117.0	120.2	2.8
Commercial Revenues	1,992,214	2,135,962	7.2	7,854,689	8,576,883	9.2
Commercial Revenues from Direct Operations per Passenger [4]	19.5	19.8	1.7	21.3	22.0	3.6
Commercial Revenues Excl. Direct Operations per Passenger	92.1	99.2	7.7	95.7	98.2	2.6

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.
[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR´s operations in convenience stores

Consolidated Revenues

Consolidated Revenues declined 5.5% year-over-year, or Ps.396.6 million, to Ps.6,876.9 million, mainly due to the following variations:

•	A 48.6%, or Ps.676.6 million, year-over-year decline in construction services revenues to Ps.716.1, principally in Mexico,
•	A 3.7% increase in revenues from aeronautical services to Ps.3,844.0 million. Mexico contributed Ps.2,832.5 million, while Puerto Rico and Colombia accounted for Ps.493.3 million and Ps.518.2 million, respectively; and
•	A 6.6% increase in revenues from non-aeronautical services to Ps.2,316.8 million. Mexico contributed Ps.1,749.0 million, while Puerto Rico and Colombia accounted for Ps.392.6 million and Ps.175.2 million, respectively.

Excluding revenues from construction services, for which an equivalent expense is recorded under IFRS accounting standards, total revenues would have increased 4.8% year-over-year to Ps.6,160.8 million.

Excluding revenues from construction services, Mexico represented 74.4% of ASUR´s total revenues in 4Q23, while Puerto Rico and Colombia represented 14.4% and 11.3%, respectively.

Commercial Revenues in 4Q23 increased 7.2% YoY to Ps.2,136.0 million, mainly reflecting the 0.5% increase in passenger traffic (including transit and general aviation passengers). Commercial revenue growth was driven by increases of 8.4% to Ps.1,570.8 million in Mexico, 2.6% to Ps.390.4 million in Puerto Rico, and 7.6% to Ps.174.8 million in Colombia.

Commercial Revenues per Passenger increased YoY to Ps.119.0 in 4Q23, from Ps.111.6 in 4Q22.

ASUR 4Q23 Page 3 of 26

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, declined 12.2% year-over-year, or Ps.449.5 million, to Ps.3,229.7 million in 4Q23.

Excluding construction costs, operating costs and expenses increased 9.9%, or Ps.227.1 million, reflecting the following factors:

•	Mexico: increased 10.0%, or Ps.134.2 million, mainly reflecting higher costs in connection to personnel, uncollectible accounts, technical assistance, concession fees, security and cleaning services, maintenance and conservation, together with higher cost of sales from directly operated stores.

•	Puerto Rico: declined 2.2%, or Ps.13.0 million, reflecting lower concession fees, amortization, and depreciation, partially offset by an increase in professional fees.

•	Colombia: increased 29.4%, or Ps.105.9 million, mainly reflecting increases in maintenance and conservation, personnel costs, taxes and duties, security and cleaning services, insurance and bonds, and concession fees.

Cost of Services increased 18.1%, or Ps.206.3 million, year-over-year mainly reflecting increases in personnel costs, surveillance and cleaning services, maintenance and conservation, uncollectible accounts, professional fees, and in insurance and bonds. Higher cost of revenues from concession stores operated directly by ASUR also contributed to this increase.

Construction Costs declined 48.6% YoY, or Ps.676.6 million. This was mainly driven by year-over-year declines of 55.1%, or Ps.651.5 million, in construction costs in Mexico, 10.5%, or Ps.21.0 million, in Puerto Rico, and 43.2%, Ps.4.1 million, in Colombia.

Administrative Expenses that reflect administrative costs in Mexico increased 15.7% year-over-year.

Consolidated Technical Assistance increased by 5.1% year-on-year.

Concession Fees increased 2.5% YoY, principally reflecting increases of 5.3% in Mexico due to higher regulated revenues, and 5.4% in Colombia as a result of higher revenues, a factor in the calculation of the concession fee. This was partially offset by a decline of 15.7% in Puerto Rico.

Depreciation and Amortization declined 1.5% YoY, or Ps.8.1 million, principally due to decreases of 17.0%, or Ps.19.4 million in Colombia and 8.8%, or Ps.15.2 million in Puerto Rico, partially offset by an increase of 10.8% or Ps.26.5 million in Mexico.

Consolidated Operating Profit and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.3,647.3 million in 4Q23, representing an operating margin of 53.0%, compared to Ps.3,894.8 million in 4Q22 and an operating margin of 53.5%. Operating profit in 4Q22 benefited from other income amounting to Ps.300.4 million derived from a judgment ruled in favor of Aerostar in connection with Aerostar´s right to charge a fee for each gallon of aviation fuel that was dispatched at the airport between 2013 and 2021 in line with NIIF 37 and USGAAP ASC-450-30-25-1. Excluding this non-recurring benefit in 4Q22, operating profit for 4Q23 would have increased 1.5% from Ps.3,594.4 million in 4Q22, with operating margin expanding 3.6 percentage points from 49.4% in 4Q22.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, was 59.2% in 4Q23 compared to 66.2% in 4Q22 when excluding the one-time income mentioned above during 4Q22. Adjusted operating margin is calculated as operating profit or loss divided by total revenues less construction services revenues.

EBITDA declined 5.8%, or Ps.255.6 million, to Ps.4,171.4 million in 4Q23, from Ps.4,427.1 million in 4Q22. By country of operations, EBITDA increased by 4.7% or Ps.153.0 million to Ps.3,382.0 million in Mexico, and declined by 40.0%, or Ps.311.3 million, to Ps.467.6 million in Puerto Rico and 23.2%, or Ps.97.4 million, to Ps.321.8 million in Colombia. Consolidated EBITDA margin in 4Q23 was 60.7% compared to 60.9% in 4Q22.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 67.7% in 4Q23, compared to 75.3% in 4Q22 and 70.2 when excluding other non-recurring income in 4Q22.

ASUR 4Q23 Page 4 of 26

Consolidated Comprehensive Financing Gain (Loss)

Table 5: Consolidated Comprehensive Financing Gain (Loss)
	Fourth Quarter		% Chg	Twelve – Months		% Chg
	2022	2023		2022	2023
Interest Income	187,118	492,817	163.4	450,261	1,349,317	199.7
Interest Expense	(311,205)	(259,747)	(16.5)	(855,518)	(1,125,862)	31.6
Foreign Exchange Gain (Loss), Net	(170,834)	(132,018)	(22.7)	(208,159)	(837,208)	302.2
Total	(294,921)	101,052	n/a	(613,416)	(613,753)	0.1

In 4Q23 ASUR reported a Ps.101.0 million Consolidated Comprehensive Financing Gain, compared to a Ps.294.9 million loss in 4Q22. This variation is mainly attributed to an increase of 163.4%, or Ps.305.7 million in interest income reflecting a higher cash balance position, combined with a 16.5% decline, or Ps.51.4 million in interest expenses resulting from principal payments in Mexico and Puerto Rico.

During 4Q23 ASUR reported a foreign exchange loss of Ps.132.0 million, resulting from the 2.8% quarter-end appreciation of the Mexican peso against the U.S. dollar (0.8% average depreciation) during the period, together with a U.S. dollar net asset position. This compares to a Ps.170.8 million foreign exchange loss in 4Q22 resulting from the 3.1% quarter-end appreciation of the Mexican peso (2.0% average appreciation) on a U.S. dollar net asset position.

Income Taxes

Income Taxes for 4Q23 increased Ps.277.6 million YoY, principally due to the following variations:

•	A Ps.311.3 million increase in income taxes, reflecting mainly a higher taxable income base in Mexico.

•	A Ps.33.6 million decline in deferred income taxes, mainly in Colombia

Majority Net Income

ASUR reported Majority Net Income of Ps.2,537.1 million in 4Q23, compared to Ps.2,561.2 million in 4Q22. This resulted in earnings per common share in 4Q23 of Ps.8.4570, or earnings per ADS of US$4.9985 (one ADS represents ten series B common shares). This compares to earnings per share of Ps.8.5374, or earnings per ADS of US$5.0460 for 4Q22.

Net Income

ASUR reported Net Income of Ps.2,617.1 million in 4Q23, a decline of 4.8%, or Ps.132.6 million, from Ps.2,749.7 million in 4Q22.

Consolidated Financial Position

Airport concessions represented 70.1% of ASUR’s total assets on December 31, 2023, with current assets representing 29.2% and other assets 0.7%.

As of December 31, 2023, cash and cash equivalents amounted to Ps.15,691.8 million, a 19.1% increase from Ps.13,175.0 million as of December 31, 2022. Mexico, Colombia and Puerto Rico contributed with Ps.11,589.2 million, Ps.2,584.2 million and Ps.1.518.4 million in cash and cash equivalents, respectively.

As of December 31, 2023, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,499.9 million, (ii) goodwill of Ps.808.3 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.450.0 million, and (iv) a minority interest of Ps.4,789.7 million in stockholders' equity.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of December 31, 2023: (i) the recognition of a net intangible asset of Ps.778.6 million, (ii) goodwill of Ps.1,327.2 million, (iii) deferred taxes of Ps.198.8 million, and (iv) a Ps.210.5 million recognition of bank loans at fair value.

ASUR 4Q23 Page 5 of 26

Stockholders’ equity as of December 31, 2023, was Ps.51,591.2 million and total liabilities were Ps.18,751.2 million, representing 73.3% and 26.7% of ASUR’s total assets, respectively. Deferred liabilities represented 15.5% of ASUR’s total liabilities.

Total Debt at year-end declined 19.6% to Ps.12,224.8 million from Ps.15,204.8 million on December 31, 2022, mainly reflecting (i) the FX conversion impact on the Notes issued by Aerostar in Puerto Rico reflecting peso appreciation against the U.S. dollar, and (ii) payment of principal amounts of outstanding debt of Ps.1,475.0 million in Mexico and Ps.200.5 million in Puerto Rico.

On December 31, 2023, 20.6% of ASUR’s Total Debt was denominated in Mexican pesos, 71.6% in U.S. Dollars (at Aerostar in Puerto Rico) and 7.8% in Colombian pesos (debt at Airplan in Colombia).

In July 2022, Aerostar in Puerto Rico issued US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its US$50 million principal amount of 6.75% senior secured notes originally due on June 24, 2015, and extended their maturity through March 22, 2035. All long-term debt is collateralized by Aerostar’s assets.

On November 15, 2023, Aerostar renewed the US$ 20.0 million revolving credit facility with Banco Popular de Puerto Rico, with a maturity date of December 29, 2026. As of December 31, 2023, no such credit line has been drawn.

In April 2023, Banco Popular transferred to the Bank of Bogotá its interests under the syndicated loan entered into with Airplan by issuing promissory notes under the same terms and conditions than the original loan.

LTM Net Debt-to-LTM EBITDA stood at negative 0.2x at the close of 4Q23, while the Interest Coverage Ratio was 11.3x. This compares with LTM Net Debt-to-LTM EBITDA of 0.1x and an Interest Coverage Ratio of 12.6x at December 31, 2022, respectively.

On October 20, 2023, Aerostar, in Puerto Rico, paid dividends to Cancun Airport of Ps.720.9 million and reimbursed an investment of Ps.209.0 million. Aerostar also paid Ps.480.6 million in dividends and reimbursed a Ps.139.3 million investment to its minority shareholder Avialliance.

Table 6: Consolidated Debt Indicators
	December 31, 2022	September 30, 2023	December 31, 2023
Leverage
Total Debt/ LTM EBITDA (Times) [1]	0.9	0.7	0.7
Total Net Debt/ LTM EBITDA (Times) [2]	0.1	(0.3)	(0.2)
Interest Coverage Ratio [3]	12.6	11.4	11.4
Total Debt	15,204,761	12,386,505	12,224,770
Short-term Debt	1,869,996	1,117,461	1,233,639
Long-term Debt	13,334,765	11,269,044	10,991,131
Cash & Cash Equivalents	13,174,991	16,917,191	15,691,846
Total Net Debt [4]	2,029,770	(4,530,686)	(3,467,076)
[1] The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by EBITDA.
[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico, it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.
[4] Total net debt is calculated as Asur´s total debt without cash & cash Equivalents.

ASUR 4Q23 Page 6 of 26

Table 7: Consolidated Debt Profile (million)*
	Aerostar US$			Canun Airport Thousand Mexican Pesos		Airplan Million COP
Original Amount	350´M	200´M	50´M	BBVA 2,000 M	Santander 2,650 M	Syndicated Loan 440,000 M
Interest Rate	5.75%	4.92%	6.75%	TIIE + 1.4 pp	TIIE +1.5 pp	DTF + 4pp
Principal Balance as of December 31, 2023	277.2	200.0	42.0	1,850.0	675.0	167,897.5
2024	12.4	-	-	200.0	675.0	-
2025	13.6	-	-	275.0	-	57,900.1
2026	15.0	-	-	375.0	-	72,600.0
2027	16.6	-	-	475.0	-	37,397.5
2028	16.2	-	-	525.0	-	-
2029	17.3	-	-	-	-	-
2030	20.9	-	-	-	-	-
2031	27.0	-	-	-	-	-
2032	34.4	-	-	-	-	-
2033	38.5	-	-	-	-	-
2034	42.6	-	-	-	-	-
2035	22.6	200.0	42.0	-	-	-
*Expressed in the original currency of each loan.
Note: the loans in Mexico were incurred in October 2017 with Bancomer and Santander. The Puerto Rico bonds were issued in March 2013 and June 2015. In both cases, in May, 2022 the maturity date was modified to 2035. The syndicated loan in Colombia was obtained in June 2015 with a grace period of three years. In April 2022, Airplan made principal payments amounting to Cop.150,000 million, and the next principal payment is due in 2025. In July 2022, Aerostar issued US$200 million senior secured notes due March 22, 2035. On March 29, 2023, September 29, 2023 and November 30, 2022, Cancun Airport pre-paid Ps.662.5 million, Ps.662.5 million and Ps.650 million of the loan from Santander, respectively. On April 14, 2023, July 14, 2023, and October 13, 2023, Cancun Airport made principal payments amounting to Ps.50.0 million each.
[1] DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 4Q23 with a solid financial position, with cash and cash equivalents totaling Ps.15,691.8 million and Ps.12,224.8 million in Total Debt. A total of Ps.812.7 million in principal amount of outstanding debt payments is due in 1Q24.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Table 8: Liquidity Position at December 31, 2023
Figures in Thousands of Mexican Pesos
	Cash & Equivalents	Total Debt	Short-term Debt	Long-term Debt	Principal payments (January– March 2024)

Mexico	11,589,222	2,522,974	883,153	1,639,821	712,500
Puerto Rico	1,518,455	8,748,247	344,048	8,404,199	100,216
Colombia	2,584,169	953,549	6,438	947,111	0
Total	15,691,846	12,224,770	1,233,639	10,991,131	812,716

Table 9: Principal Debt Payments as of December 31, 2023 Figures in Thousands of Mexican Pesos

Region of Operation	2024	2025	2026/2035
Mexico	875,000	275,000	1,375,000
Puerto Rico	209,589	230,132	8,343,568
Colombia	0	254,037	482,614
Total	1,084,589	759,169	10,201,182

[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.16.92 = USD1.00
[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP.227.92 = Ps.1.00
Note: Figures only reflects principal payments.

ASUR 4Q23 Page 7 of 26

Table 10: Debt Ratios as of December 31, 2023

	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements

Mexico [1]	13,581,998	422,020	32.2	3.0
Puerto Rico [2]	1,649,543	681,883	2.4	1.1
Colombia [3]	1,221,464	338,357	3.6	1.2
Total	16,453,005	1,442,260	11.4

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.
[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1.6 billion and LTM Debt Service was Ps.681.9 million.
[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.1.2 billion and Debt Service was Ps.338.4 million.

Accounts Receivables

Accounts receivables declined 8.8% YoY in 4Q23, mainly driven by declines in Puerto Rico and Colombia.

On February 28 and March 29, 2023, Viva Colombia and Ultra Air suspended operations. During 2022, these two companies accounted for 17.4% and 1.9% of passenger traffic in Colombia, respectively. At the end of 4Q23, these two companies owed ASUR Ps.14.9 million and Ps.10.1 million, respectively.

Table 11: Accounts Receivable as of December 31, 2023

Figures in Thousands of Mexican Pesos

	4Q22	4Q23	% Change
México	1,990,785	2,143,220	7.7
Puerto Rico	451,353	85,709	(81.0)
Colombia	99,785	88,889	(10.9)
Total	2,541,923	2,317,818	(8.8)

Note: Net of allowance for bad debts.

Capital Expenditures

ASUR invested Ps.707.7 million in capital expenditures in 4Q23. Of this amount, Ps.504.4 million were allocated to modernizing the Company´s Mexican airports pursuant to its master development plans, Ps.197.9 million were invested by Aerostar in Puerto Rico and Ps.5.4 million were invested by Airplan in Colombia. This compares to Ps.1,474.9 million invested in 4Q22, of which Ps.1,253.2 million were invested in Mexico, Ps.212.0 million in Puerto Rico and Ps.9.6 million in Colombia.

During 2023, ASUR made capital expenditures of Ps.1,371.0 million in capital expenditures, of which Ps.891.5 million were allocated to the modernization of its Mexican airports within the framework of its development plan, Ps.465.2 million to Aerostar in Puerto Rico and Ps.14.3 million to Airplan in Colombia. This compares to Ps.2,775.8 million invested in 4Q22, of which Ps.2,322.5 million were allocated to its Mexican airports, Ps.440.6 million to Puerto Rico and Ps.12.7 million to Colombia.

ASUR 4Q23 Page 8 of 26

4Q23 Relevant Events

ASUR Announces Approval of its 2024-2028 Investment Plan

On December 13, 2023, ASUR announced it received approval from the Mexican Department of Infrastructure, Communications and Transportation for the Master Development Programs for each of its Mexican concessions for the years 2024 through 2028, including approval for the maximum tariffs per workload unit applicable for the years 2024 through 2028 and the corresponding efficiency factor. One workload unit is equivalent to one passenger or 100 kilograms of cargo.

Master Development Programs - Investment Program
Figures expressed in millions of constant pesos as of December 31, 2022
	Committed Investments	Indicative Investments 1	Indicative Investments 1
Airport	2024-2028	2029-2033	2034-2038
Cancún	21,477	4,351	5,844
Cozumel	709	281	373
Huatulco	815	245	356
Mérida	1,900	787	782
Minatitlán	231	125	114
Oaxaca	2,121	207	407
Tapachula	235	215	153
Veracruz	431	613	522
Villahermosa	577	296	281
TOTAL	28,496	7,120	8,832

1 Indicative Investments (non-binding at this time)

Committed Investments 2024-2028
Figures expressed in millions of constant pesos as of December 31, 2022
Airport	2024	2025	2026	2027	2028
Cancún	2,624	4,493	5,500	3,861	4,999
Cozumel	122	333	168	30	56
Huatulco	102	202	86	120	305
Mérida	210	182	150	530	828
Minatitlán	77	74	40	15	25
Oaxaca	192	544	776	431	178
Tapachula	37	94	39	17	48
Veracruz	119	148	66	24	74
Villahermosa	92	162	261	25	37
TOTAL	3,575	6,232	7,086	5,053	6,550

Maximum Tariffs per Workload Unit
Figures expressed in constant pesos as of December 31, 2022
Airport	Maximum Tariff [2]
Cancun	332.41
Cozumel	426.36
Huatulco	456.71
Mérida	283.23
Minatitlan	502.34
Oaxaca	335.13
Tapachula	276.61
Veracruz	266.28
Villahermosa	299.29

2 Maximum tariffs applicable in year 2024, includes efficiency factor of 0.80%.

ASUR 4Q23 Page 9 of 26

The concession agreements for each airport provide that the maximum tariff for such airport must be reduced annually to account for projected improvements in efficiency. For the five-year period ending December 31, 2028, the maximum tariffs applicable to ASUR’s airports will be reduced by an annual efficiency factor of 0.80% in real terms.

ASUR Announces Update on Government Action to Amend the Tariff Base Regulation

On October 19, 2023, ASUR received a notification from the Federal Civil Aviation Agency (Agencia Federal de Aviacion Civil, “AFAC”), a deconcentrated entity of the Secretary of Infrastructure, Communications and Transport (“SICT”), pursuant to which the SICT revised effective immediately certain provisions (the “Amended Terms”) of the previously announced amendment to the terms of the tariff base regulation set forth in Annex 7 of the concession agreements dated June 29, 1998, as amended on March 19, 1999. The full text of the Tariff Regulation Basis received on October 19 can be found on ASUR´s website www.asur.com.mx

Recent Developments on Joint Business Investment to Develop and Build and International Airport in Bavaro, Dominican Republic

In 2023, ASUR, through a subsidiary in the United States, entered into an investment agreement with certain investors, including CVC One, Inc. and Grupo Abrisa, S.R.L., for the purpose of developing, constructing, and operating an international airport in Bavaro, Dominican Republic. As of December 31, 2023, ASUR has made equity investments in Aeropuerto Internacional de Bavaro AIB, S.A.S. (the venture created to develop this project), totaling US$ 17.8 million before the start of construction. ASUR expects to operate the airport and maintain a 25% stake in the undertaking with an estimated total investment of US$66.0 million once construction is completed. The disbursement of the remaining amount of the total investment by ASUR is conditioned, among other things, on the approval of the environmental permit and the feasibility approval of the aeronautical authority, both of which have been obtained in 2020 and are currently in litigation before Dominican courts.

On December 21, 2023, the Supreme Court of Justice rejected the appeal filed by the Aeropuerto Internacional de Bávaro, AIB, SAS against judgment that suspended the permit to start construction previously issued by the Civil Aviation Institute (IDAC).

On January 5, 2024, the President of the Dominican Republic issued a decree repealing the previous decree which had approved the establishment of the Bavaro International Airport. On January 19, 2024, an appeal for Constitutional Review was brought before the Constitutional Court against the Supreme Court of Justice Judgment notified on December 21, 2023.

In the event that the Dominican courts issue a final judgment declaring the airport project against the public interest and in turn revoke the permits already obtained, the construction of the airport will not go ahead, which may affect our revenues, expenses, and net income.

Review of Mexico Operations

Table 12: Mexico Revenues & Commercial Revenues Per Passenger
	Fourth Quarter		% Chg	Twelve – Months		% Chg
	2022	2023		2022	2023
Total Passengers	10,606	11,055	4.2	39,731	43,754	10.1

Total Revenues	5,503,745	5,113,019	(7.1)	18,511,590	19,027,902	2.8
Aeronautical Services	2,693,556	2,832,456	5.2	9,945,180	11,247,569	13.1
Non-Aeronautical Services	1,627,079	1,748,953	7.5	6,297,790	6,906,759	9.7
Construction Revenues	1,183,110	531,610	(55.1)	2,268,620	873,574	(61.5)
Total Revenues Excluding Construction Revenues	4,320,635	4,581,409	6.0	16,242,970	18,154,328	11.8

Total Commercial Revenues	1,449,379	1,570,775	8.4	5,615,174	6,199,837	10.4
Commercial Revenues from Direct Operations	273,526	271,042	(0.9)	1,090,683	1,174,636	7.7
Commercial Revenues Excluding Direct Operations	1,175,853	1,299,733	10.5	4,524,491	5,025,201	11.1

Total Commercial Revenues per Passenger	136.7	142.1	4.0	141.3	141.7	0.3
Commercial Revenues from Direct Operations per Passenger [1]	25.8	24.5	(4.9)	27.5	26.9	(2.2)
Commercial Revenues Excl. Direct Operations per Passenger	110.9	117.6	6.0	113.9	114.9	0.9
For the purposes of this table, approximately 53.8 and 68.3 thousand transit and general aviation passengers are included in 4Q22 and 4Q23 respectively, while 207.4 and 285.9 thousand transit and general aviation passengers are included in FY22 and FY23.
[1] Represents the operation of ASUR in its convenience stores in Mexico.

ASUR 4Q23 Page 10 of 26

Mexico Revenues

Mexico Revenues declined 7.1% YoY to Ps.5,113.0 million.

Excluding construction, revenues increased 6.0% YoY, mainly reflecting increases of 5.2% in revenues from aeronautical services and 7.5% in revenues from non-aeronautical services, resulting principally from the 4.1% increase in passenger traffic (Excluding transit and general aviation passengers)

Commercial Revenues increased 8.4% YoY, principally reflecting the 4.2% increase in passenger traffic (including transit and general aviation passengers) as shown in Table 12.

Commercial Revenues per Passenger for 4Q23 was Ps.142.1 compared to Ps.136.7 in 4Q22.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 14, during the last 12 months, ASUR opened 17 new commercial spaces, 8 of which were opened at Merida airport, 4 at Oaxaca airport, 2 at Cancun airport, and 1 each at Huatulco, Cozumel and Veracruz airports. More details of these openings can be found on page 21 of this report.

Table 13: Mexico Commercial Revenue Performance			Table 14: Mexico Summary Retail and Other Commercial Space Opened since December 31,2022
Business Line	YoY Change		Type of Commercial Space [1]	# Of Spaces Opened
	4Q23	FY23
Teleservices	(7.6%)	5.3%	Cancún	2
Retail	0.0%	6.4%	Retail	1
Duty Free	6.9%	5.0%	Car rental	1
Food and beverage	6.9%	13.7%	8 Other Airports	15
Car rental	16.2%	21.3%	Retail	7
Banks and foreign Exchange	18.3%	0.1%	Car rental	7
Car parking	18.3%	26.8%	Ground transportation	1
Ground transportation	18.9%	16.8%	México	17
Other income	22.2%	10.1%
Advertising	66.6%	53.9%
Total Commercial Revenues	8.4%	10.4%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

Mexico Operating Costs and Expenses

Table 15: Mexico Operating Costs & Expenses
	Fourth Quarter		% Chg	Twelve - Months		% Chg
	2022	2023		2022	2023
Cost of Services	654,100	731,654	11.9	2,344,865	2,717,731	15.9
Administrative	70,891	81,987	15.7	287,061	319,200	11.2
Technical Assistance	169,697	178,294	5.1	643,891	715,462	11.1
Concession Fees	197,004	207,462	5.3	733,168	820,230	11.9
Depreciation and Amortization	244,879	271,363	10.8	919,114	1,052,335	14.5
Operating Costs and Expenses Excluding Construction Costs	1,336,571	1,470,760	10.0	4,928,099	5,624,958	14.1
Construction Costs	1,183,110	531,610	(55.1)	2,268,620	873,574	(61.5)
Total Operating Costs & Expenses	2,519,681	2,002,370	(20.5)	7,196,719	6,498,532	(9.7)

Total Mexico Operating Costs and Expenses declined 20.5% YoY, or Ps.517.3 million. Excluding construction costs, operating costs and expenses increased 10.0%, or Ps.134.2 million, mainly reflecting higher personnel expenses, technical assistance, concession fees, surveillance and cleaning services, maintenance and conservation costs. Higher cost of sales at stores operated by ASUR also contributed to the increase in costs.

Cost of Services increased 11.9% YoY, primarily due to increases in surveillance and cleaning services, maintenance, and conservation, together with a higher cost of sales at stores directly operated by ASUR and personnel expenses.

Administrative Expenses increased 15.7% YoY, mainly reflecting increased personnel expenses.

ASUR 4Q23 Page 11 of 26

The Technical Assistance fee increased 5.1% YoY, reflecting higher EBITDA in Mexico, which is used in the fee calculation. During 4Q23, ASUR concluded negotiations its strategic partner Inversiones y Técnicas Aeroportuarias, S.A.P.I. DE C.V. (“ITA”), which holds a 7.65% stake in the Company, to reduce the technical assistance fees charged by ITA in connection with its airport operations in Mexico to 2.5% from 5.0% of the EBITDA generated by its Mexican operations starting January 2024.

Concession Fees, which include fees paid to the Mexican government, increased by 5.3%, principally due to the increase in regulated revenues, which are used in the calculation of the concession fee.

Depreciation and Amortization increased 10.8% YoY, reflecting the recognition of investments made to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 16: Mexico Comprehensive Financing Gain (Loss)
	Fourth Quarter		% Chg	Twelve - Months		% Chg
	2022	2023		2022	2023
Interest Income	124,786	386,996	210.1	323,050	980,261	203.4
Interest Expense	(130,527)	(92,267)	(29.3)	(456,852)	(462,063)	1.1
Foreign Exchange Gain (Loss), Net	(172,362)	(134,766)	(21.8)	(208,640)	(840,633)	302.9
Total	(178,103)	159,963	n/a	(342,442)	(322,435)	(5.8)

During 4Q23, ASUR’s Mexico operations reported a Ps.160.0 million Comprehensive Financing Gain, compared to a Ps.178.1 million loss in 4Q22. This was mainly due to a 210.1% YoY, or Ps.262.2 million, increase in interest income resulting from a higher cash balance, combined with a decline of 29.3% YoY, or Ps.38.3 million, in interest expenses mainly due to principal payments.

In 4Q23, a Ps.134.8 million foreign exchange loss was reported, resulting from the 2.8% quarter-end appreciation of the Mexican peso (0.8% average depreciation) against the U.S. dollar on a foreign currency net asset position. This compares to a Ps.172.4 million foreign exchange loss in 4Q22, resulting from the 3.1% quarter-end appreciation of the Mexican peso during that period (2.0% average appreciation) against the U.S. dollar on a foreign currency net asset position.

Mexico Operating Profit (Loss) and EBITDA

Table 17: Mexico Profit & EBITDA
	Fourth Quarter		% Chg	Twelve - Months		% Chg
	2022	2023		2022	2023
Total Revenue	5,503,745	5,113,019	(7.1)	18,511,590	19,027,902	2.8
Total Revenues Excluding Construction Revenues	4,320,635	4,581,409	6.0	16,242,970	18,154,328	11.8
Operating Profit	2,984,064	3,110,649	4.2	11,314,871	12,529,370	10.7
Operating Margin	54.2%	60.8%	662 bps	61.1%	65.8%	472 bps
Adjusted Operating Margin [1]	69.1%	67.9%	(117 bps)	69.7%	69.0%	(64 bps)
Net Profit [2]	2,085,458	2,241,086	7.5	8,180,322	8,708,481	6.5
EBITDA	3,229,004	3,382,054	4.7	12,234,892	13,581,998	11.0
EBITDA Margin	58.7%	66.1%	748 bps	66.1%	71.4%	529 bps
Adjusted EBITDA Margin [3]	74.7%	73.8%	(91 bps)	75.3%	74.8%	(51 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] This result excludes revenues from the participation of Aerostar Ps.139.1 million and 304.5 million in 4Q23 and 4Q22, respectively, for Airplan Ps.187.31 million and Ps.209.6 million in 4Q23 and 4Q22, respectively.
[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.3,110.6 million in 4Q23 and an Operating Margin of 60.8%. This compares to an Operating Gain of Ps.2,984.1 million and an Operating Margin of 54.2% in 4Q22.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 67.9% in 4Q23, compared to 69.1% in 4Q22.

ASUR 4Q23 Page 12 of 26

EBITDA increased 4.7%, or Ps.153.0 million, to Ps.3,282.0 million in 4Q23, from Ps.3,229.0 million in 4Q22. EBITDA margin in 4Q23 was 66.1% compared to 58.7% in 4Q22.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 73.8% in 4Q23, compared to 74.7% in 4Q22.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of December 31, 2023 totaled Ps.11,694.9 million, with an average tariff per workload unit of Ps.262.9 (December 2022 Mexican pesos), representing approximately 64.4% of total income in Mexico (excluding construction revenues) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the end of each year.

On December 13, 2023, ASUR announced the approval of its 2024-2028 investment plan totaling Ps.28.5 billion expressed in currency as of December 2022. See 4Q23 Relevant Events on Page 8 for more information.

Mexico Capital Expenditures

During 4Q23 ASUR invested Ps.504.4 million in connection with its plan to modernize its Mexican airports under its master development plans, compared to an investment of Ps.1,253.2 million in 4Q22. During FY23, capital investments amounted to Ps.891.5 million compared to Ps.2,322.5 million in FY22.

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three- and twelve-month periods ended December 31, 2022 and 2023.

As of December 31, 2023, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,499.9 million, (ii) goodwill of Ps.808.3 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.450.0 million, and (iv) a minority interest of Ps.4,789.7 million in stockholders' equity.

Table 18: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve - Months		% Chg
	2022	2023		2022	2023
Total Passenger	2,596	2,921	12.5	10,311	12,198	18.3

Total Revenues	1,094,690	1,065,015	(2.7)	4,110,029	4,174,329	1.6
Aeronautical Services	511,951	493,309	(3.6)	2,100,276	2,029,890	(3.4)
Non-Aeronautical Services	382,717	392,650	2.6	1,598,601	1,729,919	8.2
Construction Revenues	200,022	179,056	(10.5)	411,152	414,520	0.8
Total Revenues Excluding Construction Revenues	894,668	885,959	(1.0)	3,698,877	3,759,809	1.6

Total Commercial Revenues	380,301	390,374	2.6	1,587,715	1,720,707	8.4
Commercial Revenues from Direct Operations	73,838	83,946	13.7	337,190	396,724	17.7
Commercial Revenues Excluding Direct Operations	306,463	306,428	(0.0)	1,250,525	1,323,983	5.9

Total Commercial Revenues per Passenger	146.5	133.7	(8.8)	154.0	141.1	(8.4)
Commercial Revenues from Direct Operations per Passenger [1]	28.4	28.7	1.1	32.7	32.5	(0.6)
Commercial Revenues Excl. Direct Operations per Passenger	118.1	104.9	(11.1)	121.3	108.5	(10.5)
Figures in pesos at the average exchange rate Ps.17.5463 = US. 1.00 for 4Q23 and Ps.17.7390 = USD1.00 for FY23.

ASUR 4Q23 Page 13 of 26

Puerto Rico Revenues

Total Puerto Rico Revenues declined 2.7% YoY to Ps.1,065.0 million in 4Q23.

Excluding construction services, revenues declined by 1.0%, mainly due to the following YoY variations:

•	A 3.6% decline in revenues from aeronautical services, and
•	A 2.6% increase in revenues from non-aeronautical services. X|

Commercial Revenues per Passenger were Ps.133.7 in 4Q23, compared to Ps.146.5 in 4Q22.

Four commercial spaces were opened at Luis Muñoz Marin (LMM) Airport over the last 12 months, as shown in Table 20. More details can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and others.

Table 19: Puerto Rico Commercial Revenue Performance			Table 20: Puerto Rico Summary Retail and Other Commercial Space Opened since September 30, 2022
Business Line	YoY Change		Type of Commercial Space [1]	# of Spaces Opened
	4Q23	FY23
Car rentals	(5.8%)	1.5%	Duty-Free	1
Banks and foreign exchange	(4.8%)	(4.8%)	Food and beverage	3
Duty-Free	(0.4%)	5.9%	Other revenues
Car parking	(0.1%)	5.7%	Total Commercial space	4
Food and beverage	5.8%	19.0%
Ground Transportation	7.3%	6.6%
Advertising	12.7%	(4.3%)
Retail	12.9%	16.0%
Other revenues	19.7%	25.3%
Total Commercial Revenues	2.6%	8.4%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

Puerto Rico Operating Costs and Expenses

Table 21: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve - Months		% Chg
	2022	2023		2022	2023
Cost of Services	365,551	375,654	2.8	985,094	1,301,876	32.2
Concession Fees	50,602	42,676	(15.7)	185,945	180,434	(3.0)
Depreciation and Amortization	173,189	157,985	(8.8)	724,294	647,721	(10.6)
Operating Costs and Expenses Excluding Construction Costs	589,342	576,315	(2.2)	1,895,333	2,130,031	12.4
Construction Costs	200,022	179,056	(10.5)	411,152	414,520	0.8
Total Operating Costs & Expenses	789,364	755,371	(4.3)	2,306,485	2,544,551	10.3
Figures in pesos at the average exchange rate Ps.17.5463 = US. 1.00 for 4Q23 and Ps.17.7390 = USD1.00 for FY23.

Total Operating Costs and Expenses for 4Q23 in Puerto Rico declined 4.3% YoY to Ps.755.4 million. Construction costs declined 10.5%, from Ps.200.0 million in 4Q22 to Ps.179.1 million in 4Q23.

Excluding construction costs, operating costs and expenses declined 2.2% YoY, or Ps.13.0 million, principally reflecting lower concession fees and depreciation and amortization, partially offset by an increase in professional fees.

Cost of Services increased 2.8% or Ps.10.1 million in 4Q23, mainly reflecting an increase in professional fees.

Concession Fees paid to the Puerto Rican government declined 15.7% YoY, or Ps.7.9 million, in 4Q23 consistent with the terms agreed under the concession agreement.

Depreciation and Amortization declined 8.8% YoY, or Ps.15.2 million, principally reflecting the foreign exchange translation impact at the quarter-end, and average Mexican peso exchange rate fluctuation from Ps.16.919 and Ps.17.5463 per U.S. dollar in 4Q22, to Ps.19.4715 and Ps.20.1131 per U.S. dollar, respectively in 4Q23.

ASUR 4Q23 Page 14 of 26

Puerto Rico Comprehensive Financing Gain (Loss)

Table 22: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve - Months		% Chg
	2022	2023		2022	2023
Interest Income	30,981	32,404	4.6	64,018	139,901	118.5
Interest Expense	(152,933)	(133,506)	(12.7)	(523,488)	(552,046)	5.5
Total	(121,952)	(101,102)	(17.1)	(459,470)	(412,145)	(10.3)
Figures in pesos at the average exchange rate Ps.17.5463 = US. 1.00 for 4Q23 and Ps.17.7390 = USD1.00 for FY23.

During 4Q23, Puerto Rico reported a Ps.101.1 million Comprehensive Financing Loss, compared to a Ps.121.9 million loss in 4Q22, principally reflecting principal payments made on Aerostar’s outstanding debt.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority, and certain other costs and expenditures associated with it. On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million.

In December 2020, Aerostar entered into a three-year revolving line of credit with Banco Popular de Puerto Rico for the amount of US$20.0 million.

In May 2022, Aerostar renegotiated the terms of its US$50.0 million principal amount of 6.75% senior secured notes, extending the maturity to March 22, 2035.

In July 2022, Aerostar in Puerto Rico issued US$200.0 million principal amount of 4.92% senior secured notes due March 22, 2035.

On November 15, 2023, Aerostar extended the maturity date of the revolving credit line with Banco Popular de Puerto Rico, now maturing December 29, 2026. As of December 31, 2023, this credit line has not been drawn.

All long-term debt is collateralized by Aerostar’s assets.

Puerto Rico Operating Profit and EBITDA

Table 23: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve - Months		% Chg
	2022	2023		2022	2023
Total Revenue	1,094,690	1,065,015	(2.7)	4,110,029	4,174,329	1.6
Total Revenues Excluding Construction Revenues	894,668	885,959	(1.0)	3,698,877	3,759,809	1.6
Other Revenues	300,384		n/a	346,232		n/a
Operating Profit	605,710	309,644	(48.9)	2,149,776	1,629,778	(24.2)
Operating Margin	55.3%	29.1%	(2626 bps)	52.3%	39.0%	(1326 bps)
Adjusted Operating Margin[1]	67.7%	35.0%	(3275 bps)	58.1%	43.3%	(1477 bps)
Net Income	471,329	200,084	(57.5)	1,648,443	1,180,575	(28.4)
EBITDA	778,898	467,632	(40.0)	2,326,793	2,025,137	(13.0)
EBITDA Margin	71.2%	43.9%	(2724 bps)	56.6%	48.5%	(810 bps)
Adjusted EBITDA Margin[2]	87.1%	52.8%	(3428 bps)	62.9%	53.9%	(904 bps)
Figures in pesos at the average exchange rate Ps.17.5463 = US. 1.00 for 4Q23 and Ps.17.7390 = USD1.00 for FY23.
[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit in Puerto Rico declined 48.9% to Ps.309.6 million, resulting in an Operating Margin of 29.1%, from an operating profit of Ps.605.7 million and an Operating Margin of 55.3% in 4Q22. Operating profit in 4Q22 benefited from other income amounting to Ps.300.4 million derived from a judgment ruled in favor of Aerostar in connection with Aerostar´s right to charge a fee for each gallon of aviation fuel that was dispatched at the airport 2013 and 2021 according to NIIF37 and USGAAP ASC-450-30-25-1. Excluding this non-recurring benefit in 4Q22, operating profit for 4Q23 would have increased 1.4% YoY from Ps.305.3 million in 4Q22, with operating margin expanding 1.2 pps from 27.9% in 4Q22.

EBITDA declined 40.0% to Ps.467.6 million in 4Q23 from Ps.778.9 million in 4Q22. EBITDA Margin, in turn, decreased to 43.9% in 4Q23 from 71.2% in 4Q22. On a comparable basis, and excluding the one-time income in 4Q22, EBITDA would have declined 2.3% YoY and the EBITDA Margin would have increased been 43.7% in 4Q22.

ASUR 4Q23 Page 15 of 26

Adjusted EBITDA Margin (which excludes IFRIC 12) declined to 52.8% in 4Q23, from 87.1% in 4Q22 and 53.5% when excluding the one-time income in 4Q22.

Puerto Rico Capital Expenditures

During 4Q23, capital expenditures amounted to a total of Ps.197.9 million, compared to investments of Ps.212.0 million in 4Q22. Accumulated capital expenditures for 2023 amounted to Ps.465.2 million compared to Ps.440.6 million for 2022.

Puerto Rico Tariff Regulation

The Airport Use Agreement entered into by and among Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three- and twelve-month periods ended December 31, 2023 and 2022.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of December 31, 2023: (i) the recognition of a net intangible asset of Ps.778.6 million, (ii) goodwill of Ps.1,327.2 million, (iii) deferred taxes of Ps.198.8 million, and (iv) a Ps.210.5 million recognition of bank loans at fair value.

Table 24: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg 2022
	2022	2023		2022	2023
Total Passenger	4,655	3,976	(14.6)	17,120	15,384	(10.1)

Total Revenues	675,129	698,907	3.5	2,692,263	2,619,413	(2.7)
Aeronautical Services	502,978	518,248	3.0	2,027,061	1,945,637	(4.0)
Non-Aeronautical Services	162,579	175,218	7.8	652,280	659,237	1.1
Construction Revenues [1]	9,572	5,441	(43.2)	12,922	14,539	12.5
Total Revenues Excluding Construction Revenues	665,557	693,466	X|4.2	2,679,341	2,604,874	(2.8)

Total Commercial Revenues	162,534	174,813	7.6	651,800	656,339	0.7

Total Commercial Revenues per Passenger	34.9	44.0	26.1	38.1	42.7	12.1
Figures in pesos at an average exchange rate of COP 231.258 = Ps.1.00 for 4Q23 and COP.243.0749 = Ps.1.00 for FY23.
For the purposes of this table, approximately 196.8 and 91.5 thousand transit and general aviation passengers are included in 4Q22 and 4Q23, respectively, while 614.3 and 488.3 thousand transit and general aviation passengers are included in FY22 and FY23.

Colombia Revenues

Total Revenues in Colombia increased 3.5% YoY to Ps.698.9 million. Excluding construction services, revenues increased 4.2% YoY, mainly due to the increase in international traffic during the period.

Commercial Revenue per Passenger was Ps.44.0 compared to Ps.34.9 in 4Q22.

As shown in Table 26, during the past twelve-months a total of 44 new commercial spaces were opened in Colombia: 20 in Rionegro, 9 in Olaya Herrera, 5 in Monteria, 3 each in Quibdó y and the Service Center, and 2 each in Corozal y Carepa airports. Further details of these openings can be found on page 21 of this report.

ASUR 4Q23 Page 16 of 26

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

Table 25: Colombia Commercial Revenue Performance			Table 26: Colombia Summary Retail and Other Commercial Space Opened since December 31, 2022
Busines Line	YoY Change		Type of Commercial Space [1]	# of Spaces Opened
	4Q23	FY23
Ground transportation	(73.0%)	(41.6%)	Food and beverage	8
Banks and foreign exchange	(5.3%)	5.8%	Retail	1
Retail	3.4%	3.7%	Car rental	1
Duty Free	8.5%	10.5%	Other revenues	33
Car rental	9.0%	16.5%	Banks and foreign exchange	1
Other revenues	9.4%	(1.9%)	Total Commercial Spaces	44
Car parking	9.8%	(7.8%)
Food and beverage	11.7%	12.8%
Teleservices	23.0%	(6.4%)
Advertising	29.6%	(15.4%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Total Commercial Revenues	7.6%	0.7%

ASUR 4Q23 Page 17 of 26

Colombia Costs & Expenses

Table 27: Colombia Costs & Expenses
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg 2022
	2022	2023		2022	2023
Cost of Services	122,554	241,188	96.8	525,057	655,918	24.9
Technical Assistance
Concession Fees	123,818	130,512	5.4	504,953	495,478	(1.9)
Depreciation and Amortization	114,179	94,796	(17.0)	415,829	369,101	(11.2)
Operating Costs and Expenses Excluding Construction Costs	360,551	466,496	29.4	1,445,839	1,520,497	5.2
Construction Costs	9,572	5,441	(43.2)	12,922	14,539	12.5
Total Operating Costs & Expenses	370,123	471,937	27.5	1,458,761	1,535,036	5.2
Figures in pesos at an average exchange rate of COP 231.258 = Ps.1.00 for 4Q23 and COP.243.0749 = Ps.1.00 for FY23.

Total Operating Costs and Expenses in Colombia increased 27.5% YoY to Ps.471.9 million. Excluding construction costs, operating costs and expenses increased 29.4% YoY to Ps.466.5 million, principally due to increases in maintenance and conservation, personnel, taxes and duties, security and cleaning, insurance and surety bond costs, and concession fees.

Cost of Services increased 96.8% YoY, or Ps.118.6 million, principally reflecting the increase in maintenance and conservation, personnel, taxes and duties, cleaning, security, and surety bond costs.

Construction Costs declined 43.2% YoY, or Ps.4.1 million, due to lower investments in furniture and equipment.

Concession Fees, which include fees paid to the Colombian government, increased 5.4% YoY, mainly reflecting the decrease in regulated and non-regulated revenues during the period.

Depreciation and Amortization declined 17.0%.

Colombia Comprehensive Financing Gain (Loss)

Table 28: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg 2022
	2022	2023		2022	2023
Interest Income	31,351	73,417	134.2	63,193	229,155	262.6
Interest Expense	(27,745)	(33,974)	22.5	124,822	(111,753)	n/a
Foreign Exchange Gain (Loss), Net	1,528	2,748	79.8	481	3,425	612.1
Total	5,134	42,191	721.8	188,496	120,827	(35.9)
Figures in pesos at an average exchange rate of COP 231.258 = Ps.1.00 for 4Q23 and COP.243.0749 = Ps.1.00 for FY23.

During 4Q23, Airplan reported a Ps.42.2 million Comprehensive Financing Gain, compared to a Ps.5.1 million gain in 4Q22. Interest income increased 134.2%, or Ps.42.1 million, mainly due to a higher cash position and higher rates.

Colombia Operating Profit (Loss) and EBITDA

Table 29: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2022	2023		2022	2023
Total Revenues	675,129	698,907	3.5	2,692,263	2,619,413	(2.7)
Total Revenues Excluding Construction Revenues	665,557	693,466	4.2	2,679,341	2,604,874	(2.8)
Operating Profit	305,006	226,970	(25.6)	1,233,502	1,084,377	(12.1)
Operating Margin	45.2%	32.5%	(1270 bps)	45.8%	41.4%	(442 bps)
Adjusted Operating Margin[1]	45.8%	32.7%	(1310 bps)	46.0%	41.6%	(441 bps)
Net Profit	192,964	175,973	(8.8)	817,159	786,888	(3.7)
EBITDA	419,187	321,767	(23.2)	1,649,333	1,453,478	(11.9)
EBITDA Margin	62.1%	46.0%	(1605 bps)	61.3%	55.5%	(577 bps)
Adjusted EBITDA Margin[2]	63.0%	46.4%	(1658 bps)	61.6%	55.8%	(576 bps)
Figures in pesos at an average exchange rate of 231.258 = Ps.1.00 for 4Q23 and COP.243.0749 = Ps.1.00 for FY23.
[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR 4Q23 Page 18 of 26

ASUR's Colombian operations reported an Operating Profit of Ps.227.0 million in 4Q23, compared to Ps.305.0 million in 4Q22. Operating margin was 32.5% in 4Q23, compared to an operating margin of 45.2% in 4Q22. The Adjusted operating margin, which excludes the effect of IFRIC12 with respect to construction or improvements to concessioned assets, was 32.7% in 4Q23 compared to an adjusted operating margin of 45.8% in 4Q22.

EBITDA in 4Q23 was Ps.321.8 million, resulting in an EBITDA margin of 46.0%. This compares to an EBITDA of Ps.419.2 million and an EBITDA margin of 62.1% in 4Q22.

The Adjusted EBITDA Margin, which excludes the effect of IFRIC12 with respect to the construction or improvements of the concessioned assets, was 46.4% in 4Q23, compared to an adjusted EBITDA margin of 63.0% in 4Q22, principally reflecting the decline in passenger traffic and bad debt provisions resulting from the suspension of two local airlines in Colombia in 1Q23.

Colombia Capital Expenditures

In 4Q23, Airplan’s capital investments totaled Ps.5.4 million, compared to Ps.9.6 million in 4Q22. On an accumulated basis, capital investments for FY2023 amounted to Ps.14.3 million compared to Ps.12.7 million in 2022.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those generated by concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights. During 4Q23, Airplan's regulated revenues amounted to Ps.518.2 million.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 4Q23 Page 19 of 26

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver, Banorte, Barclays, BBVA, Bradesco, BTG Pactual, Citi Global Markets, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Intercam, Itau BBA Securities, Jefferies, JP Morgan, Punto Research, Santander, Scotiabank, Signum Research, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 4Q23 Page 20 of 26

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2022	2023		2022	2023
Domestic Traffic		5,331,517	5,513,431	3.4	18,700,737	21,272,863	13.8
CUN	Cancun	3,029,172	2,988,425	(1.3)	10,705,897	11,842,217	10.6
CZM	Cozumel	42,068	61,407	46.0	173,506	203,999	17.6
HUX	Huatulco	226,877	177,976	(21.6)	878,959	796,414	(9.4)
MID	Merida	866,291	904,643	4.4	2,811,644	3,350,258	19.2
MTT	Minatitlan	26,526	37,107	39.9	100,754	134,392	33.4
OAX	Oaxaca	337,905	402,455	19.1	1,111,877	1,477,600	32.9
TAP	Tapachula	135,333	146,742	8.4	489,547	537,472	9.8
VER	Veracruz	339,257	405,767	19.6	1,241,734	1,562,819	25.9
VSA	Villahermosa	328,088	388,909	18.5	1,186,819	1,367,692	15.2
International Traffic		5,220,525	5,473,210	4.8	20,823,221	22,195,121	6.6
CUN	Cancun	4,915,225	5,145,346	4.7	19,637,064	20,908,196	6.5
CZM	Cozumel	119,197	116,590	(2.2)	489,764	473,504	(3.3)
HUX	Huatulco	26,977	37,878	40.4	92,076	118,300	28.5
MID	Mérida	75,215	79,623	5.9	267,974	323,845	20.8
MTT	Minatitlan	1,723	1,481	(14.0)	11,264	7,726	(31.4)
OAX	Oaxaca	50,953	53,097	4.2	192,157	215,442	12.1
TAP	Tapachula	2,923	3,071	5.1	13,707	16,272	18.7
VER	Veracruz	21,527	28,158	30.8	91,844	102,875	12.0
VSA	Villahermosa	6,785	7,966	17.4	27,371	28,961	5.8
Total Traffic México		10,552,042	10,986,641	4.1	39,523,958	43,467,984	10.0
CUN	Cancun	7,944,397	8,133,771	2.4	30,342,961	32,750,413	7.9
CZM	Cozumel	161,265	177,997	10.4	663,270	677,503	2.1
HUX	Huatulco	253,854	215,854	(15.0)	971,035	914,714	(5.8)
MID	Merida	941,506	984,266	4.5	3,079,618	3,674,103	19.3
MTT	Minatitlan	28,249	38,588	36.6	112,018	142,118	26.9
OAX	Oaxaca	388,858	455,552	17.2	1,304,034	1,693,042	29.8
TAP	Tapachula	138,256	149,813	8.4	503,254	553,744	10.0
VER	Veracruz	360,784	433,925	20.3	1,333,578	1,665,694	24.9
VSA	Villahermosa	334,873	396,875	18.5	1,214,190	1,396,653	15.0

US Passenger Traffic, San Juan Airport (LMM)
		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2022	2023		2022	2023
SJU Total [1]		2,595,997	2,920,579	12.5	10,310,990	12,197,553	18.3
Domestic Traffic		2,362,686	2,614,963	10.7	9,404,031	10,919,299	16.1
International Traffic		233,311	305,616	31.0	906,959	1,278,254	40.9

Colombia, Passenger Traffic Airplan
		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2022	2023		2022	2023
Domestic Traffic		3,661,752	3,070,354	(16.2)	13,718,590	11,920,378	(13.1)
MDE	Medellín (Rio Negro)	2,735,100	2,232,463	(18.4)	10,185,489	8,804,497	(13.6)
EOH	Medellín	336,360	334,804	(0.5)	1,264,382	1,242,806	(1.7)
MTR	Montería	412,728	349,689	(15.3)	1,569,389	1,288,100	(17.9)
APO	Carepa	63,466	53,116	(16.3)	263,093	205,052	(22.1)
UIB	Quibdó	107,704	92,323	(14.3)	379,948	353,504	(7.0)
CZU	Corozal	6,394	7,959	24.5	56,289	26,419	(53.1)
International Traffic		796,177	814,126	2.3	2,787,606	2,975,331	6.7
MDE	Medellín (Rio Negro)	796,177	814,126	2.3	2,787,606	2,975,331	6.7
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		4,457,929	3,884,480	(12.9)	16,506,196	14,895,709	(9.8)
MDE	Medellín (Rio Negro)	3,531,277	3,046,589	(13.7)	12,973,095	11,779,828	(9.2)
EOH	Medellín	336,360	334,804	(0.5)	1,264,382	1,242,806	(1.7)
MTR	Montería	412,728	349,689	(15.3)	1,569,389	1,288,100	(17.9)
APO	Carepa	63,466	53,116	(16.3)	263,093	205,052	(22.1)
UIB	Quibdó	107,704	92,323	(14.3)	379,948	353,504	(7.0)
CZU	Corozal	6,394	7,959	24.5	56,289	26,419	(53.1)

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 4Q23 Page 21 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Commercial Spaces

ASUR Retail and Other Commercial Space Opened since December 31, 2022[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Cocos Caribe 770	Retail	June 2023
LL Mex, SA de CV	Car Rental	July 2023
Cozumel
Fleet Car Company Mx	Car Rental	December 2023
Huatulco
Promotora de Espectáculos Deportivos SA de CV	Retail	April 2023
Mérida
Comercializadora PIU SA de CV	Retail	April 2023
Ultra Boutique SA de CV	Retail	May 2023
Plersa SA de CV	Retail	May 2023
Unión Masa México SA de CV	Retail	June 2023
Alquiladora de vehiculos automotores, SA de CV	Car Rental	July 2023
Máxima Distinción "EMWA"	Retail	October 2023
CLOE MODA	Retail	October 2023
LL Mex, SA de CV	Car Rental	November 2023
Oaxaca
Transportes Pochutla, SA de CV	Ground Transportation	January 2023
Turismo Gargo, SA de CV	Car Rental	February 2023
Rent A Matic Itza SA de CV	Car Rental	June 2023
LL Mex, SA de CV	Car Rental	November 2023
SAN JUAN, PUERTO RICO
Udon	Food and Beverage	January 2023
Ocean Lab	Food and Beverage	April 2023
PR Arrivals Store	Duty Free	April 2023
To Go	Food and Beverage	November 2023
COLOMBIA
Rionegro
Lasa - Sociedad de Apoyos Aeronáuticos	Other Revenues	January 2023
Distribuciones y Licores Juanito S.A.S	Food and Beverage	January 2023
Menzies Aviation Colombia S.A.S	Other Revenues	January 2023
Menzies Aviation Colombia S.A.S	Other Revenues	March 2023
Menzies Aviation Colombia S.A.S	Other Revenues	March 2023
Lasa - Sociedad de Apoyos Aeronáuticos	Other Revenues	March 2023
Golden Flight LTDA	Other Revenues	April 2023
Professional Aircraft Cleaning Services SAS	Other Revenues	May 2023
Asociación Colombiana de Exportadores de Flores	Other Revenues	May 2023
Efectimedios S.A.S.	Other Revenues	May 2023
Global Lounge Colombia SAS	Other Revenues	June 2023
Renting T&T S.A.S	Car Rental	July 2023
Tampa Cargo S.A.S.	Other Revenues	July 2023
Novaventa S.A.S.	Food and Beverage	September 2023
Jetsmart Airlines Perú S.A.C.	Other Revenues	September 2023
Taca International Airlines S.A.	Other Revenues	October 2023
Avianca Ecuador S.A.	Other Revenues	October 2023
Avianca Costa Rica S.A.	Other Revenues	October 2023
Pasar Express SAS	Other Revenues	November 2023
Jetsmart Airlines S.A.S.	Other Revenues	November 2023
Olaya herrera
Hector Antonio Velazquez Mira	Food and Beverage	March 2023
German Arango	Other Revenues	April 2023
Efectimedios S.A.S.	Other Revenues	May 2023
Moon Flight Services S.A.S	Other Revenues	May 2023
Clic Air S.A.	Other Revenues	June 2023
Los Halcones S.A.S.	Other Revenues	August 2023
Jorge Honorio Arroyave Soto	Other Revenues	September 2023
CNV Volar S.A.S.	Other Revenues	September 2023
Heliogolfo S.A.S.	Other Revenues	October 2023
Montería
Pacifica de Aviación S.A.S.	Other Revenues	February 2023
Efectimedios S.A.S.	Other Revenues	May 2023
Aeropuerto DG S.A.S	Food and Beverage	June 2023
Distribuidora Doña Elena S.A.	Food and Beverage	June 2023
Easy Vending SAS	Food and Beverage	September 2023
Corozal
Carolina de las Mercedes Perez Aanaya	Food and Beverage	March 2023
Efectimedios S.A.S.	Other Revenues	May 2023
Quibdó
Efectimedios S.A.S.	Other Revenues	May 2023
Moon Flights S.A.S.	Other Revenues	August 2023
Heliogolfo S.A.S.	Other Revenues	December 2023
Carepa
Satena	Other Revenues	January 2023
Efectimedios S.A.S.	Other Revenues	May 2023
Centro de Servicios
Estrategia Comercial de Colombia S.A.S	Retail	April 2023
Grupo CDM S.A.S. ZOMAC	Food and Beverage	September 2023
Bancolombia S.A.	Banks and foreign exchange	December 2023

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 4Q23 Page 22 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	4Q 2022	4Q 2022 Per Workload Unit	4Q 2023	4Q 2023 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,981,499	245.9	2,017,582	245.9	1.8	-
Non-Aeronautical Revenues	1,493,445	185.3	1,594,851	194.4	6.8	4.9
Construction Services Revenues	600,121	74.5	306,012	37.3	(49.0)	(49.9)
Total Revenues	4,075,065	505.7	3,918,445	477.6	(3.8)	(5.6)
Operating Profit	2,211,760	274.4	2,257,758	275.1	2.1	0.3
EBITDA	2,371,595	294.3	2,431,095	296.3	2.5	0.7
Merida
Aeronautical Revenues	254,853	253.1	282,115	273.1	10.7	7.9
Non-Aeronautical Revenues	52,541	52.2	66,867	64.7	27.3	23.9
Construction Services Revenues	320,223	318.0	5,767	5.6	(98.2)	(98.2)
Other [2]	24	-	22	-	(8.3)	n/a
Total Revenues	627,641	623.3	354,771	343.4	(43.5)	(44.9)
Operating Profit	191,285	190.0	192,998	186.8	0.9	(1.7)
EBITDA	211,712	210.2	219,104	212.1	3.5	0.9
Villahermosa
Aeronautical Revenues	91,752	263.7	115,476	283.7	25.9	7.6
Non-Aeronautical Revenues	19,737	56.7	21,372	52.5	8.3	(7.4)
Construction Services Revenues	41,945	120.5	44,982	110.5	7.2	(8.3)
Other [2]	23	0.1	24	0.1	4.3	-
Total Revenues	153,457	441.0	181,854	446.8	18.5	1.3
Operating Profit	55,851	160.5	78,439	192.7	40.4	20.1
EBITDA	66,194	190.2	90,484	222.3	36.7	16.9
Other Airports [3]
Aeronautical Revenues	365,452	270.1	417,283	280.4	14.2	3.8
Non-Aeronautical Revenues	61,356	45.3	65,863	44.3	7.3	(2.2)
Construction Services Revenues	220,821	163.2	174,849	117.5	(20.8)	(28.0)
Other [2]	75	0.1	90	0.1	20.0	-
Total Revenues	647,704	478.7	658,085	442.3	1.6	(7.6)
Operating Profit	211,784	156.5	254,498	171.0	20.2	9.3
EBITDA	266,110	196.7	314,411	211.3	18.2	7.4
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	325,818	n/a	342,958	n/a	5.3	n/a
Total Revenues	325,818	n/a	342,958	n/a	5.3	n/a
Operating Profit	313,383	n/a	326,956	n/a	4.3	n/a
EBITDA	313,393	n/a	326,960	n/a	4.3	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(325,940)	n/a	(343,094)	n/a	5.3	n/a
Total Mexico
Aeronautical Revenues	2,693,556	250.2	2,832,456	254.4	5.2	1.7
Non-Aeronautical Revenues	1,627,079	151.1	1,748,953	157.1	7.5	4.0
Construction Services Revenues	1,183,110	109.9	531,610	47.7	(55.1)	(56.6)
Total Revenues	5,503,745	511.2	5,113,019	459.2	(7.1)	(10.2)
Operating Profit	2,984,064	277.1	3,110,649	279.4	4.2	0.8
EBITDA	3,229,004	299.9	3,382,054	303.8	4.7	1.3
San Juan, Puerto Rico, US [5]
Aeronautical Revenues	511,951	n/a	493,309	n/a	(3.6)	n/a
Non-Aeronautical Revenues	382,717	n/a	392,650	n/a	2.6	n/a
Construction Services Revenues	200,022	n/a	179,056	n/a	(10.5)	n/a
Total Revenues	1,094,690	n/a	1,065,015	n/a	(2.7)	n/a
Operating Profit	605,710	n/a	309,644	n/a	(48.9)	n/a
EBITDA	778,898	n/a	467,632	n/a	(40.0)	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	502,978	n/a	518,248	n/a	3.0	n/a
Non-Aeronautical Revenues	162,579	n/a	175,218	n/a	7.8	n/a
Construction Services Revenues	9,572	n/a	5,441	n/a	(43.2)	n/a
Total Revenues	675,129	n/a	698,907	n/a	3.5	n/a
Operating Profit	305,006	n/a	226,970	n/a	(25.6)	n/a
EBITDA	419,187	n/a	321,767	n/a	(23.2)	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	3,708,485	n/a	3,844,013	n/a	3.7	n/a
Non-Aeronautical Revenues	2,172,375	n/a	2,316,821	n/a	6.6	n/a
Construction Services Revenues	1,392,704	n/a	716,107	n/a	(48.6)	n/a
Total Revenues	7,273,564	n/a	6,876,941	n/a	(5.5)	n/a
Operating Profit	3,894,780	n/a	3,647,263	n/a	(6.4)	n/a
EBITDA	4,427,089	n/a	4,171,453	n/a	(5.8)	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 4Q23.
[6] Reflects the results of operation of Airplan, Colombia, for 4Q23.

ASUR 4Q23 Page 23 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to December 31, 2023 and 2022
Thousands of mexican pesos

Item	12M	12M	%	4Q	4Q	%
	2022	2023	Chg	2022	2023	Chg
Revenues
Aeronautical Services	14,072,517	15,223,096	8.2	3,708,485	3,844,013	3.7
Non-Aeronautical Services	8,548,671	9,295,915	8.7	2,172,375	2,316,821	6.6
Construction Services	2,692,694	1,302,633	(51.6)	1,392,704	716,107	(48.6)
Total Revenues	25,313,882	25,821,644	2.0	7,273,564	6,876,941	(5.5)

Operating Expenses
Cost of Services	3,855,016	4,675,525	21.3	1,142,205	1,348,496	18.1
Cost of Construction	2,692,694	1,302,633	(51.6)	1,392,704	716,107	(48.6)
General and Administrative Expenses	287,061	319,200	11.2	70,891	81,987	15.7
Technical Assistance	643,891	715,462	11.1	169,697	178,294	5.1
Concession Fee	1,424,066	1,496,142	5.1	371,424	380,650	2.5
Depreciation and Amortization	2,059,237	2,069,157	0.5	532,247	524,144	(1.5)
Total Operating Expenses	10,961,965	10,578,119	(3.5)	3,679,168	3,229,678	(12.2)

Other Revenues	346,232		n/a	300,384		n/a

Operating Income	14,698,149	15,243,525	3.7	3,894,780	3,647,263	(6.4)

Comprehensive Financing Cost	(613,416)	(613,753)	0.1	(294,921)	101,052	(134.3)

Income from Results of JV Accounted by Equity Method		(9,685)	n/a		(3,410)	n/a

Income Before Income Taxes	14,084,733	14,620,087	3.8	3,599,859	3,744,905	4.0

Provision for Income Tax	3,342,327	3,885,353	16.2	898,280	1,209,551	34.7
Deferred Income Taxes	96,482	58,790	(39.1)	(48,172)	(81,789)	69.8

Net Income for the Year	10,645,924	10,675,944	0.3	2,749,751	2,617,143	(4.8)

Majority Net Income	9,986,548	10,203,713	2.2	2,561,220	2,537,108	(0.9)
Non-Controlling Interests	659,376	472,231	(28.4)	188,531	80,035	(57.5)

Earning per Share	33.2885	34.0124	2.2	8.5374	8.4570	(0.9)
Earning per American Depositary Share (in U.S. Dollars)	19.6752	20.1031	2.2	5.0460	4.9985	(0.9)
Exchange Rate per Dollar Ps.16.919

ASUR 4Q23 Page 24 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Financial Position as of December 31, 2023 and 2022
Thousands of mexican pesos

Item	December 2023	December 2022	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	15,691,846	13,174,991	2,516,855	19.1
Cash and Cash Equivalents Restricted	1,615,400	1,420,728	194,672	13.7
Accounts Receivable, net	2,317,818	2,541,923	(224,105)	(8.8)
Document Receivable	100,696	148,618	(47,922)	(32.2)
Recoverable Taxes and Other Current Assets	826,386	793,910	32,476	4.1
Total Current Assets	20,552,146	18,080,170	2,471,976	13.7

Non Current Assets
Machinery, Furniture and Equipment, net	184,016	171,004	13,012	7.6
Intangible Assets, Airport Concessions and Goodwill-Net	49,310,063	52,658,081	(3,348,018)	(6.4)
investment in Joint Venture	296,199	10,266	285,933	2,785.2
Total Assets	70,342,424	70,919,521	(577,097)	(0.8)

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	306,548	307,068	(520)	(0.2)
Bank Loans and short term debt	1,233,639	1,869,996	(636,357)	(34.0)
Accrued Expenses and Others Payables	3,287,040	3,386,909	(99,869)	(2.9)
Total Current Liabilities	4,827,227	5,563,973	(736,746)	(13.2)

Long Term Liabilities
Bank Loans	2,586,932	3,442,804	(855,872)	(24.9)
Long Term Debt	8,404,199	9,891,961	(1,487,762)	(15.0)
Deferred Income Taxes	2,897,858	2,972,522	(74,664)	(2.5)
Employee Benefits	35,010	32,654	2,356	7.2
Total Long Term Liabilities	13,923,999	16,339,941	(2,415,942)	(14.8)

Total Liabilities	18,751,226	21,903,914	(3,152,688)	(14.4)

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	2,542,227	2,285,392	256,835	11.2
Mayority Net Income for the Period	10,203,713	9,986,548	217,165	2.2
Cumulative Effect of Conversion of Foreign Currency	(1,619,693)	(717,910)	(901,783)	126
Retained Earnings	26,051,825	22,299,468	3,752,357	16.8
Non- Controlling interests	6,645,850	7,394,833	(748,983)	(10.1)
Total Stockholders' Equity	51,591,198	49,015,607	2,575,591	5.3

Total Liabilities and Stockholders' Equity	70,342,424	70,919,521	(577,097)	(0.8)
Exchange Rate per Dollar Ps.16.919

ASUR 4Q23 Page 25 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash flow for the periods of January 1, to December 31, 2023 an 2022.
Thousands of mexican pesos

Item	12M	12M	%	4Q	4Q	%
	2022	2023	Chg	2022	2023	Chg
Operating Activities
Income Before Income Taxes	14,084,733	14,620,087	3.8	3,599,859	3,744,905	4.0

Depreciation and Amortization	2,059,237	2,069,157	0.5	532,247	524,144	(1.5)
Income from results of Joint Venture Accounted by the Equity Method		9,685	n/a		3,410	n/a
Interest Income	(450,261)	(1,349,317)	199.7	(187,118)	(492,818)	163.4
Interest Payables	855,519	1,125,862	31.6	311,206	259,747	(16.5)
Foreign Exchange Gain (loss), Net Unearned	208,159	911,531	337.9	208,159	203,280	(2.3)
Sub-Total	16,757,387	17,387,005	3.8	4,464,353	4,242,668	(5.0)
Trade Receivables	(1,016,389)	161,248	n/a	(1,013,014)	(625,812)	(38.2)
Recoverable Taxes and other Current Assets	(686,745)	(23,262)	(96.6)	(72,087)	(60,285)	(16.4)
Income Tax Paid	(2,277,190)	(3,764,682)	65.3	(517,558)	(869,859)	68.1
Trade Accounts Payable	741,374	(141,680)	(119.1)	361,207	382,496	5.9

Net Cash Flow Provided by Operating Activities	13,518,437	13,618,629	0.7	3,222,901	3,069,208	(4.8)

Investing Activities
Initial Recognition Cash Operadora
Loans Granted to Third Parties	(35,100)	47,922	n/a
Recovery Investment Joint Venture ADG Airport		6,802	n/a
Investment in Joint Venture ASUR Dominicana		(305,885)	n/a
Restricted Cash	(122,025)	(373,296)	205.9	1,328,871	(161,260)	(112.1)
Investments in Machinery, Furniture and Equipment, net	(2,775,773)	(1,371,000)	(50.6)	(1,474,864)	(707,723)	(52.0)
Interest Income	385,852	1,202,286	211.6	156,111	459,858	194.6

Net Cash Flow Used by Investing Activities	(2,547,046)	(793,171)	(68.9)	10,118	(409,125)	######

Excess Cash to Use in Financing Activities	10,971,391	12,825,458	16.9	3,233,019	2,660,083	(17.7)

Bank Loans	3,947,522		n/a	(122,178)		n/a
Restricted Cash	(1,175,622)		n/a	(1,175,622)		n/a
Bank Loans Paid	(1,505,154)	(1,475,000)	(2.0)	(657,078)	(50,000)	(92.4)
Long Term Debt Paid	(222,568)	(200,535)	(9.9)		710	n/a
Interest Paid	(1,079,621)	(1,067,106)	(1.2)	(142,735)	(124,940)	(12.5)
Dividends Paid	(4,509,000)	(5,979,000)	32.6		(3,000,000)	n/a
Non-Controlling Interests	(1,585,960)	(605,500)	(61.8)	(1,585,960)	(605,500)	(61.8)

Net Cash Flow Used by Financing Activities	(6,130,403)	(9,327,141)	52.1	(3,683,573)	(3,779,730)	2.6

Net Increase in Cash and Cash Equivalents	4,840,988	3,498,317	(27.7)	(450,554)	(1,119,647)	148.5

Cash and Cash Equivalents at Beginning of Period	8,770,062	13,174,991	50.2	13,917,369	16,917,192	21.6

Exchange Gain on Cash and Cash Equivalents	(436,059)	(981,462)	125.1	(291,824)	(105,699)	(63.8)

Cash and Cash Equivalents at the End of Period	13,174,991	15,691,846	19.1	13,174,991	15,691,846	19.1

ASUR 4Q23 Page 26 of 26